UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 8, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Air Lease Corporation

File No. 333-171734 - CF# 26323

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       Air Lease Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from Exhibits to a Form S-1 filed January 14, 2011, as amended.

       Based on representations by Air Lease Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.13	through February 13, 2021
Exhibit 10.14	through February 13, 2021
Exhibit 10.15	through February 13, 2021
Exhibit 10.16	through February 13, 2021
Exhibit 10.19	through February 13, 2021
Exhibit 10.20	through February 13, 2021
Exhibit 10.21	through February 13, 2021
Exhibit 10.22	through February 13, 2021
Exhibit 10.23	through February 13, 2021
Exhibit 10.24	through February 13, 2021
Exhibit 10.25	through February 13, 2021
Exhibit 10.26	through February 13, 2021
Exhibit 10.27	through March 6, 2021
Exhibit 10.28	through February 13, 2021
Exhibit 10.29	through February 13, 2021
Exhibit 10.30	through February 13, 2021

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Long
Assistant Director